Exhibit 99.1

MELCO RESORTS FINANCE LIMITED

DISCLOSURE PURSUANT TO RULE 324(1) OF THE LISTING MANUAL

OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

We refer to the notice of redemption dated September 25, 2025 in relation to the Notes (the “Redemption Notice”). Capitalized terms used but not otherwise defined in this announcement have the same meaning as in the Redemption Notice.

Pursuant to the Redemption Notice, Melco Resorts Finance Limited (the “Company”) has redeemed an aggregate principal amount of US$357,940,000 of its outstanding 5.250% senior notes due 2026 (the “Notes” and such Notes which have been redeemed as described herein, the “Redeemed Notes”). The Redeemed Notes represent approximately 71.6% of the aggregate principal amount of Notes at the time of the initial listing. The Company has canceled all of the Redeemed Notes. After cancelation of the Redeemed Notes, no Notes remain outstanding.

The details of the Redeemed Notes are as follows:

ISIN Code:	US58547DAB55 and USG5975LAC03

CUSIP Numbers:	58547D AB5 and G5975L AC0

Date of redemption:	October 25, 2025

This announcement is not an offer to purchase, subscribe for or sell any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

By: Melco Resorts Finance Limited, as Issuer

Dated: October 27, 2025